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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					  (Amendment No.  )

						HEI, Inc.
					  (Name of Issuer)

Common Stock
				(Title of Class of Securities)

404160103
						(CUSIP Number)

January 8, 2002
		(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

					/_X_/	Rule 13d-1(f)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)			Page 1 of 9

CUSIP No. 404160103				13D				Page 2 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management Co. LLC
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS			WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-1,215,000-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-1,215,000-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-1,215,000-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	20.3%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	OO, HC
----------------------------------------------------------------

CUSIP No. 404160103				13D				Page 3 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management, L.P.
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4 SOURCE OF FUNDS		WC

----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-1,215,000-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-1,215,000-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-1,215,000-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	20.3%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IA, PN
----------------------------------------------------------------

CUSIP No. 404160103				13D				Page 4 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Diversified Growth Fund
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3 SEC USE ONLY
----------------------------------------------------------------
4	SOURCE OF FUNDS		WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-597,900-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-597,900-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-597,900-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	10.0%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IV
----------------------------------------------------------------

CUSIP No. 404160103				13D			Page 5 of 9

ITEM 1.

This Schedule 13D is filed with respect to the Common Stock of HEI, Inc.

ITEM 2.

This Schedule 13D is filed on behalf of the following:

I. (a)RS Investment Management Co. LLC is a Delaware Limited Liability
Company.
(b) 388 Market Street, Ste 200, San Francisco, CA  94111
(c) holding company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

II. (a)RS Investment Management, L.P. is a California Limited Partnership.
(b) 388 Market Street, Ste 200, San Francisco, CA  94111
(c) registered investment adviser
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

III. (a)RS Diversified Growth Fund is a series of a Massachusetts
Business Trust.
(b) 388 Market Street, Ste 200, San Francisco, CA  94111
(c) investment company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

CUSIP No. 404160103				13D			Page 6 of 9

ITEM 3
The securities with respect to which this Schedule 13D is filed were purchased by Funds managed by RSIM, L.P. and RS Growth Group LLC using working capital contributed by the Funds' respective partners and shareholders.

ITEM 4
This schedule is being filed based on a change in the ownership position of Funds managed by RSIM, L.P. and RS Growth Group LLC due to acquisitions. All shares are held for investment purposes only. The reporting persons may sell all or part or acquire additional securities of the Issuer depending on market conditions and other economic factors.

ITEM 5
The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

RS Investment Mgmt Co. LLC		1,215,000	20.3%
RS Investment Mgmt, L.P.		1,215,000	20.3%
RS Diversified Growth Fund		  597,900	10.0%

All percentages in this table are based, pursuant to 13D-1(e) of the Securities Exchange Act of 1934, as amended, on 5,985,710 shares of Common Stock of the Issuer outstanding as of December 10, 2001.

RS Investment Mgmt Co. LLC is a Delaware Limited Liability
Company that is deemed to have shared dispositive power over 1,215,000 shares of the Issuer.

RS Investment Mgmt, L.P. is a California Limited Partnership that is deemed to have shared dispositive power over 1,215,000 shares of the Issuer.

RS Diversified Growth Fund is an investment company that is part of a Massachusetts Business Trust with shared dispositive power over 597,900 shares of the Issuer.

CUSIP No. 404160103				13D			Page 7 of 9

The following is a list of transactions by the filing parties in the last 60 days:

ACCT		      DATE     SHARES      NET TRADE         TYPE


Sep acct         11-26-01       4900     37852   	open mkt purch
Sub-advised acct 11-26-01       2400     18540   	open mkt purch
Sub-advised acct 11-26-01        300      2317   	open mkt purch
Sub-advised acct 11-26-01       2400     18540   	open mkt purch
RS acct          11-28-01       1900     14872   	open mkt purch
Sep acct         11-28-01       7600     59489   	open mkt purch
Sub-advised acct 11-28-01      13600    106454   	open mkt purch
Sub-advised acct 11-28-01        400      3131   	open mkt purch
Sub-advised acct 11-28-01      11300     88451   	open mkt purch
RS acct          11-29-01        100       790   	open mkt purch
Sep acct         11-29-01        200      1580   	open mkt purch
Sub-advised acct 11-29-01        400      3160   	open mkt purch
Sub-advised acct 11-29-01        300      2370   	open mkt purch
RS acct          11-30-01        200      1564   	open mkt purch
Sep acct         11-30-01        700      5474   	open mkt purch
Sub-advised acct 11-30-01       1000      7820   	open mkt purch
Sub-advised acct 11-30-01        100       782   	open mkt purch
Sub-advised acct 11-30-01       1000      7820   	open mkt purch
RS acct          12-03-01        100       790   	open mkt purch
Sep acct         12-03-01        200      1580   	open mkt purch
Sub-advised acct 12-03-01        400      3160   	open mkt purch
Sub-advised acct 12-03-01        300      2370   	open mkt purch
RS acct          12-14-01       2300     15525   	open mkt purch
Sub-advised acct 12-14-01       1200      8100   	open mkt purch
Sub-advised acct 12-14-01       1700     11475   	open mkt purch
RS acct          12-18-01       2200     14828   	open mkt purch
Sub-advised acct 12-18-01       1200      8088   	open mkt purch
Sub-advised acct 12-18-01       1600     10784   	open mkt purch
RS acct          12-19-01       4400     30118   	open mkt purch
Sub-advised acct 12-19-01       2400     16428   	open mkt purch
Sub-advised acct 12-19-01       3200     21904   	open mkt purch
RS acct          12-21-01       2200     14850   	open mkt purch
Sub-advised acct 12-21-01       1200      8100   	open mkt purch
Sub-advised acct 12-21-01       1600     10800   	open mkt purch
RS acct          12-26-01       2200     14685   	open mkt purch
Sub-advised acct 12-26-01       1200      8010   	open mkt purch
Sub-advised acct 12-26-01       1600     10680   	open mkt purch
SCGF             12-27-01       4300     30444   	open mkt purch
DGF              12-31-01      25000    174727   	open mkt purch
RS acct          12-31-01       5000     34945   	open mkt purch
RS acct          12-31-01      10000     69891   	open mkt purch
Sep acct         12-31-01       6400     44730   	open mkt purch
Sub-advised acct 12-31-01       5000     34945   	open mkt purch
Sub-advised acct 12-31-01       2300     16075   	open mkt purch
Sub-advised acct 12-31-01       5000     34945   	open mkt purch
DGF              01-02-02       7800     55380   	open mkt purch
Sub-advised acct 01-02-02       3100     22010   	open mkt purch
Sub-advised acct 01-02-02       1600     11360   	open mkt purch
DGF              01-03-02      17200    124982   	open mkt purch
Sub-advised acct 01-03-02       6900     50138   	open mkt purch
Sub-advised acct 01-03-02       1400      9800   	open mkt purch
Sub-advised acct 01-03-02       1400      9800   	open mkt purch
Sub-advised acct 01-03-02       3400     24706   	open mkt purch
DGF              01-04-02      21700    151466   	open mkt purch
RS acct          01-04-02       3300     23034   	open mkt purch
DGF              01-07-02        600      4065   	open mkt purch
RS acct          01-07-02        100       677   	open mkt purch
Sub-advised acct 01-07-02        100       677   	open mkt purch
Sub-advised acct 01-07-02        100       677   	open mkt purch
DGF              01-08-02      25600    166400   	open mkt purch
RS acct          01-08-02       5200     33800   	open mkt purch
Sep acct         01-08-02       2600     16900   	open mkt purch
Sub-advised acct 01-08-02       5200     33800   	open mkt purch
Sub-advised acct 01-08-02       1000      6500   	open mkt purch
Sub-advised acct 01-08-02       1000      6500   	open mkt purch
Sub-advised acct 01-08-02       1600     10400   	open mkt purch
Sub-advised acct 01-08-02       7800     50700   	open mkt purch



CUSIP No. 404160103				13D			Page 8 of 9

ITEM 6
Please refer to Item 5.

ITEM 7
The following exhibits are filed herewith:

Exhibit A - Joint Filing Agreement

ITEM 8
						SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 9, 2002

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer

CUSIP No. 404160103				13D			Page 9 of 9

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

Dated:	January 9, 2002

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer